Exhibit 1.01

NXP Semiconductors N.V.

Conflict Minerals Report

For The Reporting Period January 1, 2014 to December 31, 2014

Contents

Reporting

Introduction

Part I. Due Diligence

Design of the Due Diligence

Due Diligence Measures Performed

Due Diligence Outcomes

Part II. Due Diligence Determination

Reporting

This Conflict Minerals Report (“CMR”) for NXP Semiconductors N.V. (“NXP”, “we”, “us” or “our”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2014. Rule 13p-1 was adopted by the U.S. Securities and Exchange Commission (the “SEC”) to implement disclosure and reporting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The report presented herein is not audited.

This CMR relates to the process undertaken for NXP’s products that were manufactured, or contracted to be manufactured, during calendar year 2014 and that contain gold, tantalum, tin, and tungsten (collectively, the “Conflict Minerals”).

When this CMR uses the term “conflict-free,” it means the minerals, smelters or refiners have been verified as complying with the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict-Free Smelter Program (the “CFSP”) or an equivalent third-party audit program.

Certain of the matters discussed in this CMR include forward-looking statements. Readers of this document are cautioned that our forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from the expectations expressed in the forward-looking statements. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

Introduction

NXP believes taking responsibility for its impact on the world is crucial to the company’s success and its ability to deliver value to customers, partners and employees, as well as protecting the environment for future generations. Therefore we have clear goals in corporate governance, people practices, product development and manufacturing, environment and community responsibility. Whether it’s people management, supplier relationships or product design, NXP has developed a set of auditable standards on social responsibility, which have been deployed through extensive training programs in all our sites. Our ambition for our worldwide operation is to go beyond compliance, and establish a global benchmark. NXP is dedicated to ensuring ethical sourcing, and has made significant progress toward using only conflict-free minerals in its products.

We have a very broad product portfolio of semiconductor products and a multi-tier supply chain that is both global and complex. Our supply chain ranges from small business suppliers to large enterprises and international corporations. For this reason, we rely upon our direct suppliers to provide information with respect to the origin of the conflict minerals contained in components and materials supplied to us, including sources of Conflict Minerals that are supplied to them from lower tier suppliers. In almost all cases, the information relating to the Conflict Minerals contained in our products is derived from lower tier suppliers.

Based upon our analysis of the range of the product solutions that we manufacture or contract to manufacture, we have determined that many of our products contain gold, tin, tantalum and tungsten. For the reporting period from January 1 to December 31, 2014, following the due diligence that we performed, as described below, we were not able to obtain adequate information from our supply chain to make a determination as to the source of all of the Conflict Minerals that we use. Therefore, we found our products to be DRC conflict undeterminable. For that reason, we are required under Rule 13p-1 to submit to the SEC this CMR as an exhibit to Form SD.

In accordance with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”) and Rule 13p-1, this report is available on our website on www.nxp.com under About NXP, Corporate Social Responsibility, Conflict Minerals. We already adopted a conflict minerals free policy in 2010. The latest version of our conflict minerals free policy can be found on our company website www.nxp.com under About NXP, Corporate Social Responsibility.

Part I. Due Diligence

For the reporting period from January 1 to December 31, 2014, we conducted due diligence on the source and chain of custody of the Conflict Minerals that are necessary to the functionality or production of the products that we manufacture or contract to manufacture, in order to ascertain whether these Conflict Minerals originated in the Democratic Republic of the Congo or any of its adjoining countries and finance or benefit armed groups in any of these countries.

Design of the Due Diligence

Our Conflict Minerals due diligence measures have been designed to conform with the OECD Guidance, as applicable, for gold, tin, tantalum, tungsten and downstream companies (as the term is defined in the OECD Guidance), in all material respects.

We designed our due diligence measures to:

1.	establish company management systems for conflict minerals supply chain due diligence and reporting compliance;

2.	identify and assess conflict minerals risks in our supply chain;

3.	design and implement strategies to respond to conflict minerals risks identified;

4.	support independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in various industry platforms; and

5.	report on our Conflict Minerals supply chain due diligence activities, as required by Rule 13p-1.

Due Diligence Measures Performed

Our due diligence measures included the following activities:

1.	we determined which materials are necessary to the functionality or production of our products that we manufactured or contracted to manufacture, and that may contain any of the Conflict Minerals subject to Rule 13p-1;

2.	we surveyed our suppliers of the materials that may contain any of the conflict minerals subject to Rule 13p-1 to ascertain for each of them: (i) the smelter or refiner (“smelter”) where it was processed, (ii) its country of origin and (iii) its mine of origin;

3.	we used the results of the due diligence conducted on smelters and refiners by the Conflict-Free Smelter Program of the Conflict Free Sourcing Initiative. The CFSP uses independent private sector auditors to audit the source, including mines of origin and chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent auditor has verified that the smelter’s or refiner’s conflict minerals originated from conflict free sources; and

4.	we cooperated with various industry platforms on conflict minerals, such as the Electronic Industry Citizenship Coalition (EICC), the CFSI and the World Semiconductor Council, to improve the quality of our due diligence processes and data.

In addition, we have also communicated our conflict minerals free policy, which is publicly available on our company website, to our suppliers and customers as part of our social responsibility program. We also have an internal team tasked with supporting supply chain due diligence.

For the reporting period from January 1 to December 31, 2014, 237 suppliers and contract manufacturers delivered materials and/or products to us that could contain Conflict Minerals subject to Rule 13p-1. These suppliers and contract manufacturers were spread over a total of more than 350 locations worldwide. Determination of the suppliers and contract manufacturers in scope of our due diligence process was done via selecting relevant material and product groups and we cross checked this information with known suppliers and contract manufacturers of gold, tin, tantalum and/or tungsten containing materials or products from our material content databases to make sure all relevant suppliers and contract manufacturers were included in the scope.

We surveyed suppliers and contract manufacturers using the CFSI Conflict Minerals Reporting Template (“CMRT”). We have adopted the CFSI “Conflict Mineral Free Smelter Program” as our compliance standard for upstream due diligence. Since 2012, we actively engaged with applicable suppliers and contract manufacturers to educate them on the requirements and importance of this program. In 2013 and 2014, we sought declarations from these suppliers and contract manufacturers using the CFSI CMRT. In the first quarter of 2015, we asked the applicable suppliers and contract manufacturers to submit any updated declarations over the reporting period. We record and store all responses from our suppliers and contract manufacturers.

All 237 supplier and contract manufacturer locations surveyed responded to our inquiries. All supplier and contract manufacturer locations submitted a complete response, stating that all of their smelters had been identified.

Responses by suppliers and contract manufacturers were checked for completeness and validated against list of known smelters and refiners such as the lists that are regularly published by the CFSI. Where necessary, we followed up with suppliers and contract manufacturers to complete the survey responses and/or to determine whether sources listed in the responses were correct. In a few cases, listed smelters, refiners or recyclers were contacted directly to seek further clarification. In addition, we measured the implementation of conflict-free minerals requirements by our suppliers and contract manufacturers through supplier performance management programs.

Due Diligence Outcomes

For the reporting period January 1, 2014 to December 31, 2014, our 237 suppliers and contract manufacturers together identified 151 unique smelters in our supply chain; 61 for gold, 36 for tin, 33 for tantalum and 21 for tungsten. Of these smelters, 121 are on the list of CFSI’s certified conflict free smelters and considered to be conflict free; 54 for gold, 28 for tin, 33 for tantalum and 6 for tungsten. An additional 25 smelters has begun their Conflict Free certification process. The remaining 5 are not yet participating in any certification process but are identified as CFSI’s known smelters. No unknown or unidentified smelters were reported by our suppliers and contract manufacturers.

Smelters and refiners verified as conflict-free or in the certification process

Tantalum	33 out of 33	(100%)
Tin	35 out of 36	(97%)
Tungsten	21 out of 21	(100%)
Gold	57 out of 61	(93%)

Total	146 out of 151	(97%)

The progress compared to the reporting year 2013 is clear. All of our suppliers and contract manufacturers submitted a complete response, compared to 98% for the reporting year 2013 and the number of smelters verified as Conflict Free grew from 63 (39%) to 121 (80%) for the reporting year 2014.

Status	2013		2014
Verified Conflict Free	63		121
Participating in certification process	100	[1]	25
Not participating			5

Total	163		151

[1]	For the reporting year 2013 it was not possible to separate participating and not participating smelters

An overview of the smelters used by NXP Semiconductors N.V. is publicly available on www.nxp.com under About NXP, Corporate Social Responsibility, Conflict Minerals.

The world’s leading semiconductor industry associations, consisting of the Semiconductor Industry Associations in China, Taiwan, Europe, Japan, Korea and the United States meet annually as the World Semiconductor Council (“WSC”) to bring together industry leaders to address issues of global concern to the semiconductor industry. In 2013, the WSC adopted a Conflict-Free Supply Chain Policy (www.semiconductorcouncil.org). The Conflict Minerals team of the WSC is currently chaired by NXP.

In 2014 NXP became a member of the Conflict-Free Sourcing Initiative (the “CFSI”) and has been participating in several meetings and programs.

NXP will continue to actively collaborate with industry peers on responsible sourcing in the coming years.

NXP requires all of its suppliers to adhere to its Conflict Minerals requirements. As we enter into new contracts with, or our contracts renew with our suppliers or contract manufacturers, we add a clause, which is already part of our current standard terms and conditions of purchase and our NXP Supplier Code of Conduct, requiring suppliers to provide sourcing and smelter information with regard to conflict minerals and to implement policies and due diligence measures in accordance with these requirements. If a supplier fails to comply with NXP’s Conflict Minerals requirements, NXP may take measures up to and including termination of its relationship with the supplier. In addition, we will continue to seek to completely and accurately identify our smelters and mining sources and will advocate to our suppliers and contract manufacturers to seek CFSI certification on the smelters in their supply chain.

Part II. Due Diligence Determination

After conducting due diligence on the source and chain of custody of the conflict minerals subject to Rule 13p-1 in our products, we found our products to be DRC conflict undeterminable.

We manufacture or contract to manufacture a large number different “High Performance Mixed Signal” and “Standard Product” product solutions that are used in a wide range of applications, such as automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing. Most of these products contain gold and/or tin. A smaller, but still significant number of products also contain tantalum and/or tungsten. For the same product, gold, tin, tungsten or tantalum can come from different suppliers or contract manufacturers.

In our previous CMR for the reporting year 2013 we stated that all tantalum smelters known to be in our supply chain had been designated Conflict Free, and that remained the case throughout the year 2014.

However, since several of our suppliers and contract manufacturers reported gold, tin and tungsten smelters that have not yet been certified as Conflict Free, we are, at this point, not able to make a comprehensive determination on the source of these Conflict Minerals and whether these may finance or otherwise benefit armed groups in the Democratic Republic of the Congo or any of its adjoining countries.

Of the 151 smelters and refiners of Conflict Minerals identified for calendar year 2014, at least 17 smelters and refiners were identified as sources of Conflict Minerals from the DRC or adjoining countries. All of these 17 smelters were determined as Conflict Free and verified as compliant with the Conflict-Free Smelter Program (CFSP) assessment protocol. There may be additional, mostly gold, smelters that source from the DRC or adjoining countries as not all smelters have disclosed their sources.

Furthermore, it is possible that supplier or contract manufacturer responses are inaccurate, unreliable and/or incomplete. Suppliers and contract manufacturers often report at a company level which means they submit a consolidated report for all of their products and materials, not just products and materials provided to NXP and within the scope of Rule 13p-1.